State of North Carolina
Department of the Secretary of State

ARTICLES OF AMENDMENT
PROGRESS ENERGY, INC.

Pursuant to §55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Articles of Incorporation.

1.	The name of the corporation is Progress Energy, Inc.

2.	The text of each amendment adopted is as follows:

Article 5 of the Articles of Incorporation shall be amended by adding a new Section 4 to read as follows:

“4. Election. Except as provided in Section 3 of this Article, each director shall be elected by a vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a vote of the plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Section, a majority of the votes cast means that the number of shares voted “for” a director must exceed the number of votes cast “against” that director.”

3.	The date of adoption of the amendment was May 10, 2006

4.	The amendment was approved by shareholder action, and such shareholder approval was obtained as required by Chapter 55 of the General Statutes of North Carolina.

5.	These articles will be effective upon filing.

This the 10th day of May, 2006

                                                        PROGRESS ENERGY, INC.

                        By: /s/ William D. Johnson
                        Name William D. Johnson
                        Title President and Chief Operating Officer